Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL 212-735-3406 DIRECT FAX 917-777-3406 EMAIL ADDRESS MKH@SKADDEN.COM	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com November 18, 2013
FIRM/AFFILIATE OFFICES
-----------
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
-----------
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

VIA EDGAR
Shelia Stout
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	BlackRock Kelso Capital Corporation (the “Company”)

Dear Ms. Stout:

On November 6, 2013, you gave oral comments to me and Corinne Pankovcin, the Company’s chief financial officer and treasurer, regarding the Company’s public disclosure documents and requested that the Company use the word “distribution” rather than “dividend” in its public disclosure documents that disclose information about its dividend history.  You explained that it is the view of the accounting staff of the Securities and Exchange Commission (the “SEC”) that the word “distribution” is more appropriate because some of the dividends from time to time are from sources other than income and gains.

The Company has authorized us to respond to your comment on its behalf.  As discussed, the Company will change the term “dividend” to “distribution” over time in its future public disclosure documents as they are filed with the SEC from time to time.  To the extent the staff of the SEC changes its view or provides additional guidance on the matter, the Company reserves the right to revisit the matter and amend its practice.

Shelia Stout
Securities and Exchange Commission

Please telephone me at 212-735-3406 if you have any further comments on this matter.

Best regards,

/s/ Michael Hoffman
Michael Hoffman